UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TAXUS CARDIUM PHARMACEUTICALS GROUP INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86767 104

(CUSIP Number)

Jiayue Zhang

Chairman and President

Shanxi Taxus Pharmaceuticals Co., Ltd.

12th Floor, Room 1202,

Jinshang International Golden Tower

Yuci District, Jinzhong City

Shanxi Province, China 030600

Phone: 011-86-354-3366667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014; May 13, 2014; December 29, 2014

(Dates of Events Which Require Filing of This Statement)

CUSIP No. 86767 104

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Shanxi Taxus Pharmaceuticals Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,510,620
	8.	Shared voting power
	9.	Sole dispositive power 3,510,620
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 3,510,620
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 27.5%
14.	Type of reporting person (see instructions) CO

Item. 1.	Security and Issuer

This Schedule 13D relates to the acquisition of an aggregate of 3,510,620 shares of common stock, par value $0.001 per share, of Cardium Therapeutics, Inc. (the “Company”), a Delaware corporation. The Company’s principal executive office is located at 11750 Sorrento Valley Rd, Suite 250 San Diego, CA 92121.

Item. 2.	Identity and Background

Name	Address of Principal Office	Principal Business
Shanxi Taxus Pharmaceuticals Co., Ltd.	12th Floor, Room 1202 Jinshang International Golden Tower Yuci District, Jinzhong City Shanxi Province, China 030600	Pharmaceuticals industry

During the last five years, Shanxi Taxus Pharmaceuticals Co., Ltd. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Shanxi Taxus Pharmaceuticals Co., Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item. 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement dated February 21, 2014, on February 28, 2014, the Company issued 714,286 shares of common stock, representing approximately 7.4% of the 9,652,710 shares of then-current outstanding common stock at a per share price of $.0.70. On May 13, 2014, the Company issued 2,330,278 shares of common stock at a per share price of $0.64. On December 29, 2014, the Company issued 466,056 shares of common stock at a per share price of $0.64. Shanxi Taxus Pharmaceuticals Co., Ltd. received 3,510,620 shares of common stock of the Company, which is 27.5% of outstanding shares and paid for these shares with working capital of Shanxi Taxus Pharmaceuticals Co., Ltd.

Item. 4.	Purpose of Transaction

Shanxi Taxus Pharmaceuticals Co., Ltd. received 3,510,620 shares of common stock of the Company as set forth in the Stock Purchase Agreement discussed in Item 3 above. The primary purpose of the Stock Purchase Agreement was to provide a strategic relationship with a public U.S. health and therapeutics company.

Item. 5.	Interest in Securities of the Issuer

(a)	Shanxi Taxus Pharmaceuticals Co., Ltd. beneficially owns 3,510,620 shares, representing 27.5% of the of the Issuer’s outstanding common stock as of December 31, 2014.

(b)	Shanxi Taxus Pharmaceuticals Co., Ltd. has sole voting and dispositive power over any of its shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item. 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item. 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2015	SHANXI TAXUS PHARMACEUTICALS CO., LTD.

	By:	/s/ Jiayue Zhang
	Name:	Jiayue Zhang
	Title:	Chairman and President

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